

Mail Stop 3720

November 6, 2017

Yang Chen
Chief Financial Officer
iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re:** **iKang Healthcare Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Response Dated October 24, 2017**
> **File No. 001-36403**

Dear Mr. Chen:

We have reviewed your October 24, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2017 letter.

1. We note your response to prior comment 1. In your amended Form 20-F, please revise your disclosure to highlight that the trading price of your ADSs has declined during the two-year pendency of the going private transaction.

2. With respect to your response to prior comment 2, your proposed disclosure states that the special committee is continuing to negotiate the potential terms of the going private transaction with Yunfeng Capital. Please address any prior or current dealings between iKang (and/or its chairman) and Yunfeng Capital (and/or its co-founders) that do not relate to Yunfeng's non-binding proposal letter.

You may contact Charles Eastman, Senior Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications